Exhibit 12.2
Union Electric Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Millions of Dollars, Except Ratios)

Three Months Ended March 31,
2018
Earnings available for fixed charges, as defined:
Net income	$39
Tax expense based on income	13
Fixed charges	56
Earnings available for fixed charges, as defined	$108
Fixed charges, as defined:
Interest expense on short-term and long-term debt	$53
Estimated interest cost within rental expense	1
Amortization of net debt premium, discount, and expenses	2
Total fixed charges, as defined	$56
Ratio of earnings to fixed charges	1.9
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$1
Adjustment to pretax basis	—
$1

Combined fixed charges and preferred stock dividend requirements	$57
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	1.9